SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 5330000622-9

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 1 OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS,

HELD ON AUGUST 6, 2010

As secretary of the meeting of the Board of Directors, I CERTIFY that item 1 of the Agenda, addressing the Reversible Assets Project (Projeto Bens Reversíveis), of the minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., held on August 6, 2010, at 02:00 p.m., at Rua Humberto de Campos No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Regarding item 1 of the Agenda, Mr. Tarso Rebello Dias presented the status of the Reversible Assets Project after the changes, the premises of which were approved by the Board of Directors in the meeting held on May 11, 2010. He mentioned the proposed model of the Certificate of Real Estate Receivables (Certificado de Recebível Imobiliário) (“CRI”) and informed that Itaú and Safra banks will be the coordinators of the issuance of CRIs and that Brazilian Securities will be responsible for the management and structuring of the CRIs, as well as for the issuance of the certificate. The following points were highlighted: (i) firm proposal from Itaú/Unibanco and Safra; (ii) Rate of 119% of CDI that, with tax benefits, can reach up to 98% of CDI, including guarantee; (iii) a twelve-year term; and (iv) transfer of property in an amount of approximately R$0.6 billion in market value. Regarding the corporate structure of the proposal, a special purpose entity, Copart 5 Participações S.A., will be created as a wholly-owned subsidiary of the Company. Finally, Mr. Dias explained the need for a letter of guarantee to cover the consolidation of the credit risk in Telemar Norte Leste S.A. and to guarantee the risk of creating a spread of property in Copart 5 Participações S.A., with the following characteristics: (i) Guarantor: Telemar Norte Leste S.A. (lessee and guarantor); Guaranteed: Copart 5 Participações S.A (lessor/assignor) and Brasil Telecom S.A. (lessee); Amount of the guarantee: up to R$800 million at a cost of 0.5% in interest per year; Purpose: to consolidate the credit risk in Telemar Norte Leste S.A. and to guarantee the risk of creating a spread of property in Copart 5 Participações S.A. The Board Members approved the proposal by majority vote and authorized the Company’s Executive Board to adopt the necessary measures to execute the project as presented, including giving the abovementioned guarantees and transferring the properties that represent the abovementioned market value to the wholly-owned subsidiary of the Company, Copart 5 Participações S.A. It is recorded that Board Member Antônio Cardoso dos Santos voted against the proposal, citing the cost of the necessary guarantees.”

All members of the Board of Directors were in attendance, and the following signed the minutes: /s/ José Mauro M. Carneiro da Cunha - Chairman, José Augusto da Gama Figueira, João de Deus Pinheiro de Macedo, Eurico de Jesus Teles Neto and Antônio Cardoso dos Santos. Rio de Janeiro, August 6, 2010.

Daniella Geszikter Ventura

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer